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                              January 26, 2023

       Brandon Lacoff
       Chairman of the Board and Chief Executive Officer
       Belpointe PREP, LLC
       255 Glenville Road
       Greenwich, Connecticut 06831

                                                        Re: Belpointe PREP, LLC
                                                            Amended Draft
Registration Statement on Form S-11
                                                            Submitted January
11, 2023
                                                            CIK No. 0001807046

       Dear Brandon Lacoff:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 15, 2022 letter.

       Amended Draft Registration Statement on Form S-11

       General

   1. We note your revised disclosure in response to prior comment 1 that you are offering up to $750,000,000 of our
Class A units on a continuous    best efforts    basis in privately
                                                        negotiated transactions
or transactions that are deemed to be "at-the-market-offerings." It is unclear from your
references to privately negotiated transactions whether you are attempting to conduct a
private placement of certain securities, or whether you intend to offer those securities
as part of this proposed public offering. Please clarify what you mean by privately
negotiated transactions, including, for example, whether this would include negotiating the
offering price. We note your disclosure that the price will
 Brandon Lacoff
Belpointe PREP, LLC
January 26, 2023
Page 2
       generally be the lesser of the current NAV and the average of the high and low sales prices of your Class A units on the NYSE during regular trading hours for that investment date. If the NYSE is open for trading on an investment date but no trading in your Class
       A units occurs on the NYSE for that date, you will determine the price per Class A unit on the basis of market quotations as you deem appropriate. If you intend to offer the securities at a price other than the market price you should clearly provide investors with a particular method or formula for determining the offering price, as required by Item
       501(b)(3) of Regulation S-K. It is unclear from your statements that the price will
       "generally be" and that you "will determine the price as [you] deem appropriate" provides investors with a method or formula for determining the price. Please revise accordingly.
2. We note your disclosure that securities may be purchased through a broker-dealer that is a selling group member or through any other offering participants. It appears these other offering participants would be underwriters in this offering. Please provide the disclosure required by Item 508 of Regulation S-K or advise. Also, clarify the price at which these offering participants would be offering the securities.
       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                             Sincerely,
FirstName LastNameBrandon Lacoff
                                                             Division of
Corporation Finance
Comapany NameBelpointe PREP, LLC
                                                             Office of Real
Estate & Construction
January 26, 2023 Page 2
cc:       Vanessa J. Schoenthaler, Esq.
FirstName LastName